Exhibit 99.1

PACIFIC COAST STEEL, A GERDAU AMERISTEEL JV,
ACQUIRES LAS VEGAS CONTRACTOR BUSINESS

Tampa, Florida - June 13, 2007 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today announced that Pacific Coast Steel (PCS), a Gerdau Ameristeel joint venture, has agreed to purchase the assets of Valley Placers, Inc. (VPI), a reinforcing steel contractor in Las Vegas, Nevada.  The transaction is expected to close in the next 30 days.  Terms of the transaction were not disclosed.

In addition to contracting activities, VPI operates a steel fabrication facility and retail construction supply business in Las Vegas.  VPI currently employs more than 110 field ironworkers and specializes in smaller commercial, retail and public works projects.

“Our participation in the Las Vegas market has increased considerably in the past nine months,” remarked Eric Benson, President of PCS.  “Valley Placers gives us the local presence needed to support our growth and will provide us immediate access to a broader range of market opportunities here.”

J. Neal McCullohs, Vice President of Commercial and Downstream Operations for Gerdau Ameristeel commented, “This further supports our approach to strategically grow our downstream operations in the West.  VPI can be supported by our recently purchased mill in Oklahoma, and will easily roll into the PCS organizational structure.”

About Gerdau Ameristeel
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products.  Through its vertically integrated network of 17 mini-mills (including one 50% owned mini-mill), 17 scrap recycling facilities and 51 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two thirds of North America.  The company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufactures for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing.  The common shares of Gerdau Ameristeel are traded on the New York Exchange under the symbol GNA and on the Toronto Stock Exchange under the symbol GNA.

For additional financial and investor information, visit www.gerdauameristeel.com.

For more information, please contact:

Investor Relations:
Barbara R. Smith
Vice President & Chief Financial Officer
Gerdau Ameristeel
(813) 319 4324
basmith@gerdauameristeel.com

Media:
Steven Hendricks
Director, Corporate Communications & Public Affairs
Gerdau Ameristeel
(813) 319 4858
sthendricks@gerdauameristeel.com